Exhibit 99.1

AirMedia Announces Unaudited Second Quarter 2013 Financial Results

Beijing, China – August 13, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial and Business Highlights

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Total revenues decreased by 5.6% year-over-year to US$64.3 million, which remained relatively unchanged from the previous quarter. The year-over-year decrease was partially due to AirMedia’s termination of operations of certain unprofitable or low-margin contracts and China’s replacement of regular business tax with Value Added Tax (“VAT”) in Beijing, one of AirMedia’s key regions of operations.

•	Net revenues decreased by 4.8% year-over-year to US$63.4 million, which remained relatively unchanged from the previous quarter.

•

Net loss attributable to AirMedia’s shareholders was US$4.9 million, compared to net loss attributable to AirMedia’s shareholders of US$1.5 million in the same period one year ago. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.08.

•

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$4.5 million. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.07. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.07.

“We faced a challenging advertising environment in the second quarter of 2013; automobile and finance, our top two advertising categories, declined year-over-year due to the slow-down of China’s economic growth and reduced conspicuous consumption in China, and high-end food and beverages, our third most popular advertising category, also saw a quarter-over-quarter decline in the second quarter after a strong first quarter,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia. “Advertisers are now more cautious in their advertising spending and tend to shift budgets to the advertising platforms which they trust and believe are effective. We are happy to see that our digital frames, which included mega-size LED screens, continued to grow 14.9% year-over-year and 1.7% quarter-over-quarter. We now operate mega-size LED screens in 9 airports, compared with 7 airports in the middle of May 2013.”

“To cope with the harsh advertising environment, we are focusing on increasing our profitability by building a nationwide network of mega-size LED screens, not renewing our unprofitable or low-margin concession rights contracts, and turning around our unprofitable product lines,” Mr. Guo continued. “We have not renewed several relatively large contracts, which were unprofitable or low-margin, since the end of last year, which partially contributed to our year-over-year revenue decreases in the recent quarters.”

“As for the unprofitable product lines, we recently extended our concession rights contract with China Petroleum & Chemical Corporation (“Sinopec”), and received approval from Sinopec to install LED screens in its gas stations. We expect to see a significant increase in revenues from our gas station media network after we reach our initial target of operating 1,000 LED screens in gas stations,” Mr. Guo further remarked. “In addition, we are doing some research and testing for interactive media format on our TV-attached digital frames, in order to attract a larger portion of our advertisers’ budgets.”

“We believe that our strong cash balance is a solid foundation for the Company to get through this difficult time, and that we are on the right track in cutting loss and turning around the Company,” Commented Mr. Henry Ho, chief financial officer of AirMedia.

Second Quarter 2013 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2013	% of Total Revenues	Quarter Ended March 31, 2013	% of Total Revenues	Quarter Ended June 30, 2012	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	60,712	94.3%	60,532	93.8%	63,046	92.5%	-3.7%	0.3%
Digital frames in airports	34,078	53.0%	33,516	51.9%	29,652	43.5%	14.9%	1.7%
Digital TV screens in airports	2,651	4.1%	2,752	4.3%	3,414	5.0%	-22.3%	-3.7%
Digital TV screens on airplanes	3,325	5.2%	3,788	5.9%	7,143	10.5%	-53.5%	-12.2%
Traditional media in airports	18,459	28.7%	18,932	29.3%	20,764	30.5%	-11.1%	-2.5%
Other revenues in air travel	2,199	3.3%	1,544	2.4%	2,073	3.0%	6.1%	42.4%
Gas Station Media Network	2,236	3.5%	2,789	4.3%	2,278	3.4%	-1.8%	-19.8%
Other Media	1,397	2.2%	1,226	1.9%	2,809	4.1%	-50.3%	13.9%

Total revenues	64,345	100.0%	64,547	100.0%	68,133	100.0%	-5.6%	-0.3%

Net revenues	63,373		63,612		66,583		-4.8%	-0.4%

Total revenues for the second quarter of 2013 reached US$64.3 million, representing a year-over-year decrease of 5.6% from US$68.1 million in the same period one year ago and remaining relatively unchanged from the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from most product lines other than digital frames in airports and also partially due to AirMedia’s termination of the operations of certain unprofitable or low-margin contracts as well as China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations.

Revenues from digital frames in airports

Revenues from digital frames in airports for the second quarter of 2013 increased by 14.9% year-over-year and by 1.7% quarter-over-quarter to US$34.1 million. The year-over-year and quarter-over-quarter increases were primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the second quarter of 2013 decreased by 22.3% year-over-year and by 3.7% quarter-over-quarter to US$2.7 million. The year-over-year decrease was primarily due to a drop in demand. The quarter-over-quarter decrease was primarily due to a challenging advertising environment in the second quarter of 2013 caused in part by a slow-down of China’s economic growth and reduced conspicuous consumption in China.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the second quarter of 2013 decreased by 53.5% year-over-year and by 12.2% quarter-over-quarter to US$3.3 million. The year-over-year decrease was primarily due to the decrease in revenues of digital TV screens on Air China’s airplanes as AirMedia chose not to renew the concession rights contract with Air China, as well as a challenging advertising environment in the second quarter of 2013. The quarter-over-quarter decrease was primarily due to a challenging advertising environment in the second quarter of 2013.

Revenues from traditional media in airports

Revenues from traditional media in airports for the second quarter of 2013 decreased by 11.1% year-over-year and by 2.5% quarter-over-quarter to US$18.5 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts and a challenging advertising environment in the second quarter of 2013. AirMedia chose not to renew the concession rights contract of most of AirMedia’s traditional media in Shenzhen Baoan International Airport at the end of 2012 and the billboards and painted advertisements on the interior of the gate bridges of Terminal 3 in Beijing Capital International Airport (“Beijing Airport”) in the middle of May 2013 after the expiration of the relevant contracts. The quarter-over-quarter decrease was primarily due to the expiration of the concession rights contract for the billboards and painted advertisements on the interior of the gate bridges of Terminal 3 of Beijing Airport.

Revenues from the gas station media network

Revenues from the gas station media network for the second quarter of 2013 decreased by 1.8% year-over-year and by 19.8% quarter-over-quarter to US$2.2 million. The year-over-year decrease was primarily due to the fact that some advertisers expressed interest in reserving their budgets for the LED screens that AirMedia plans to install in its gas stations, as well as China’s replacement of regular business tax with VAT in Beijing. The quarter-over-quarter decrease was primarily due to the fact that some advertisers expressed interest in reserving their budgets for the LED screens that AirMedia plans to install in its gas stations.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the second quarter of 2013 decreased by 50.3% year-over-year and increased by 13.9% quarter-over-quarter to US$1.4 million. The year-over-year decrease was primarily due to expiration of the contracts for some locations in November and December 2012. The quarter-over-quarter increase was due to the fact that AirMedia renewed some of these contracts and resumed operations of these locations in February 2013, which had a full quarter operation in the second quarter of 2013.

Business tax and other sales tax

Business tax and other sales tax for the second quarter of 2013 were US$972,000, compared to US$1.6 million in the same period one year ago and US$935,000 in the previous quarter. The year-over-year decrease was due to China’s replacement of regular business tax with the VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues were already net revenues after deducting VAT in the second quarter of 2013. The majority of the Company’s business tax and other sales tax, amounting to US$972,000 in the second quarter of 2013, were other sales tax.

Net revenues

Net revenues for the second quarter of 2013 reached US$63.4 million, representing a year-over-year decrease of 4.8% from US$66.6 million in the same period one year ago and a quarter-over-quarter decrease of 0.4% from US$63.6 million in the previous quarter.

Cost of Revenues

Cost of revenues for the second quarter of 2013 was US$60.1 million, representing a year-over-year increase of 0.4% from 59.8 million in the same period one year ago and a quarter-over-quarter decrease of 0.1% from US$60.1 million in the previous quarter. The year-over-year increase was primarily due to higher concession fees, which were partially offset by lower agency fees for third-party advertising agencies. There was a partial reversal of certain previously accrued agency fees of US$1.5 million in the second of 2013 that were waived by the related agents. Cost of revenues as a percentage of net revenues in the second quarter of 2013 was 94.8%, up from 89.9% in the same period one year ago and up from 94.5% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the second quarter of 2013 increased by 3.3% year-over-year and by 0.6% quarter-over-quarter to US$46.4 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the second quarter of 2013 was 73.2%, increasing from 67.5% in the same period one year ago and from 72.6% in the previous quarter. The year-over-year and quarter-over-quarter increases of concession fees as a percentage of net revenues were primarily due to the fact that net revenues decreased while concession fees increased because of newly signed or renewed concession rights contracts.

Gross Profit

Gross profit for the second quarter of 2013 decreased by 51.2% year-over-year and by 5.6% quarter-over-quarter to US$3.3 million.

Gross profit as a percentage of net revenues for the second quarter of 2013 was 5.2%, compared to 10.1% in the same period one year ago and 5.5% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were primarily due to the decreases in net revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended June 30, 2013	% of Net Revenues	Quarter Ended March 31, 2013	% of Net Revenues	Quarter Ended June 30, 2012	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	4,782	7.5%	4,222	6.6%	4,162	6.3%	14.9%	13.3%
General and administrative expenses	5,468	8.6%	4,878	7.7%	5,056	7.6%	8.1%	12.1%

Total operating expenses	10,250	16.1%	9,100	14.3%	9,218	13.9%	11.2%	12.6%

Adjusted operating expenses (non-GAAP)	9,776	15.4%	8,625	13.6%	7,409	11.1%	31.9%	13.3%

Total operating expenses for the second quarter of 2013 were US$10.3 million, representing a year-over-year increase of 11.2% from US$9.2 million in the same period one year ago and a quarter-over-quarter increase of 12.6% from US$9.1 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the second quarter of 2013 were US$277,000, compared to share-based compensation expenses of US$993,000 in the same period one year ago and share-based compensation expenses of US$280,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to the ending of the vesting period of stock options granted on July 10, 2009.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$9.8 million for the second quarter of 2013, representing a year-over-year increase of 31.9% from US$7.4 million in the same period one year ago and a quarter-over-quarter increase of 13.3% from US$8.6 million in the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 15.4% in the second quarter of 2013, compared to 11.1% in the same period one year ago and 13.6% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the second quarter of 2013 were US$4.8 million. This represented a year-over-year increase of 14.9% from US$4.2 million and a quarter-over-quarter increase of 13.3% from US$4.2 million. The year-over-year and quarter-over-quarter increases were primarily due to higher expenses related to the Company’s direct sales force.

General and administrative expenses for the second quarter of 2013 were US$5.5 million, including share-based compensation expenses of US$277,000. This represented a year-over-year increase of 8.1% from US$5.1 million in the same period one year ago and a quarter-over-quarter increase of 12.1% from US$4.9 million in the previous quarter. The year-over-year increase was primarily due to higher salary expenses and higher bad-debt provisions. The quarter-over-quarter increase was primarily due to higher salary expenses and higher professional fees.

Loss/Income from Operations

Loss from operations for the second quarter of 2013 was US$7.0 million, compared to loss from operations of US$2.5 million in the same period one year ago and loss from operations of US$5.6 million in the previous quarter. Loss from operations as a percentage of net revenues for the second quarter of 2013 was negative 11.0%, compared to negative 3.7% in the same period one year ago and negative 8.8% in the previous quarter.

Adjusted loss from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$6.5 million for the second quarter of 2013, compared to adjusted loss from operations (non-GAAP) of US$657,000 in the same period one year ago and adjusted loss from operations (non-GAAP) of US$5.1 million in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 10.2% for the second quarter of 2013, compared to negative 1.0% in the same period one year ago and negative 8.1% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Income (Loss) from Operations to Non-GAAP Adjusted Income (Loss) from Operations” for a reconciliation of income (loss) from operations under U.S. GAAP to adjusted income (loss) from operations (non-GAAP).

Income Tax Benefits

Income tax benefits for the second quarter of 2013 were US$1.0 million, compared to income tax benefits of US$664,000 in the same period one year ago and income tax benefits of US$1.0 million in the previous quarter.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the second quarter of 2013 was US$4.9 million, compared to net loss attributable to AirMedia’s shareholders of US$1.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$3.6 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2013 was US$0.08, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2013 was US$0.08, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) was US$4.5 million for the second quarter of 2013, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$339,000 in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.1 million in the previous quarter. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.07 for the second quarter of 2013, compared to adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the same period one year ago and adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.05 in the previous quarter. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.07 for the second quarter of 2013, compared to adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the same period one year ago and adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.05 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$125.2 million as of June 30, 2013, compared to US$126.3 million as of December 31, 2012.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of August 11, 2013, AirMedia had repurchased an aggregate of 6,093,182 ADSs on the open market for a total consideration of US$16.8 million.

Other Recent Developments

On July 25, 2013, AirMedia resumed operations of 98 TV-attached digital frames at Terminal 1 and 2 of Hangzhou Xiaoshan International Airport, which suspended operations in March 2011.

In July 2013, AirMedia extended its concession rights contract with Sinopec to December 31, 2020 from the original expiration date of December 31, 2014. In the supplemental contract evidencing the extension, Sinopec also authorized AirMedia to install LED screens, a proven advertising format, in Sinopec’s gas stations.

On July 2, 2013, AirMedia commenced operations of a mega-size LED screen above the security check areas in Hohhot Baita International Airport.

On June 6, 2013, AirMedia commenced operations of a mega-size LED screen above the check-in counter areas at Terminal 2 in Beijing Airport.

On May 21, 2013, AirMedia commenced operations of 20 stand-alone digital frames at newly opened Section D of Terminal 3 of Beijing Airport.

Business Outlook

AirMedia currently expects its net revenues for the third quarter of 2013 to range from US$69.0 million to US$71.0 million, representing a year-over-year decrease of 3.3% to 0.5% from the same period in 2012 and a quarter-over-quarter increase of 8.9% to 12.0% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$43.0 million in the third quarter of 2013, representing a year-over-year decrease of 3.4% from the same period in 2012 and a quarter-over-quarter decrease of 7.4% from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended June 30, 2013		Quarter Ended March 31, 2013		Quarter Ended June 30, 2012		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		36		33		33	9.1%	9.1%
Number of time slots available for sale (2)		34,921		31,946		33,012	5.8%	9.3%
Number of time slots sold (3)		11,149		12,935		9,535	16.9%	-13.8%
Utilization rate (4)		31.9%		40.5%		28.9%	3.0%	-8.6%
Average advertising revenue per time slot sold (5)	US$	3,057	US$	2,591	US$	3,110	-1.7%	18.0%
Digital TV screens in airports
Number of airports in operation		32		33		35	-8.6%	-3.0%
Number of time slots available for sale (1)		16,971		16,971		16,789	1.1%	0.0%
Number of time slots sold (3)		3,388		4,829		6,174	-45.1%	-29.8%
Utilization rate (4)		20.0%		28.5%		36.8%	-16.8%	-8.5%
Average advertising revenue per time slot sold (5)	US$	782	US$	570	US$	553	41.4%	37.2%
Digital TV screens on airplanes
Number of airlines in operation		7		8		9	-22.2%	-12.5%
Number of time slots available for sale (1)		370		372		444	-16.7%	-0.5%
Number of time slots sold (3)		95		135		204	-53.4%	-29.6%
Utilization rate (4)		25.7%		36.3%		45.9%	-20.2%	-10.6%
Average advertising revenue per time slot sold (5)	US$	35,000	US$	28,059	US$	35,015	0.0%	24.7%
Traditional Media in airports
Numbers of locations available for sale (6)		956		908		930	2.8%	5.3%
Numbers of locations sold (7)		578		546		587	-1.5%	5.9%
Utilization rate (8)		60.5%		60.1%		63.1%	-2.6%	0.4%
Average advertising revenue per location sold (9)	US$	31,936	US$	34,674	US$	35,373	-9.7%	-7.9%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the second quarter 2013 earnings at 8:00 PM U.S. Eastern Time on August 13, 2013 (5:00 PM U.S. Pacific Time on August 13, 2013; 8:00 AM Beijing/Hong Kong time on August 14, 2013). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +65 67239381

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on August 13, 2013 and 11:59 p.m. on August 20, 2013, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 28782000

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	June 30, 2013	December 31, 2012
ASSETS:
Current assets:
Cash	75,972	73,634
Restricted cash	8,147	8,026
Short-term investments	41,060	44,622
Accounts receivable, net	93,645	101,222
Notes Receivable	1,646	—
Prepaid concession fees	23,044	20,759
Amount due from related party	749	1,310
Other current assets	22,696	9,788
Deferred tax assets - current	2,093	2,064

Total current assets	269,052	261,425

Property and equipment, net	37,666	45,930
Prepaid property and equipment costs	48,741	—
Long-term investments	4,405	4,337
Long-term deposits	22,523	22,307
Deferred tax assets - non-current	11,031	8,347
Acquired intangible assets, net	1,150	1,521

Total assets	394,568	343,867

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $71,045 and $108,473 as of December 31, 2012 and June 30, 2013, respectively)	110,264	72,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,716 and $35,031 as of December 31, 2012 and June 30, 2013, respectively)	36,911	10,999
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $18,596 and $13,471 as of December 31 2012 and June 30, 2013, respectively)	13,478	18,602
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $169 and $ 474 as of December 31, 2012 and June 30, 2013, respectively)	474	1,109
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $447 and $454 as of December 31, 2012 and June 30, 2013, respectively)	454	447

Total current liabilities	161,581	104,052

Deferred tax liability - non-current	287	380

Total liabilities	161,868	104,432

Equity
Ordinary shares	128	128
Additional paid-in capital	277,131	278,652
Treasury stock	(9,235)	(7,035)
Statutory reserves	10,144	10,144
Accumulated deficits	(81,510)	(72,961)
Accumulated other comprehensive income	36,566	32,948

Total AirMedia Group Inc.’s shareholders’ equity	233,224	241,876

Noncontrolling interests	(524)	(2,441)

Total equity	232,700	239,435

Total liabilities and equity	394,568	343,867

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012
Revenues	64,345	64,547	68,133
Business tax and other sales tax	(972)	(935)	(1,550)

Net revenues	63,373	63,612	66,583
Cost of revenues	60,075	60,119	59,831

Gross profit	3,298	3,493	6,752
Operating expenses:
Selling and marketing *	4,782	4,222	4,162
General and administrative *	5,468	4,878	5,056

Total operating expenses	10,250	9,100	9,218

Loss from operations	(6,952)	(5,607)	(2,466)
Interest income	113	388	225
Other income, net	735	730	1,047

Loss before income taxes	(6,104)	(4,489)	(1,194)
Income tax benefits	1,036	1,043	664

Net loss before net income of equity method investments	(5,068)	(3,446)	(530)
Net income (loss) of equity method investments	27	(24)	11

Net loss	(5,041)	(3,470)	(519)

Less: Net (loss) income attributable to noncontrolling interests	(92)	130	951

Net loss attributable to AirMedia Group Inc.’s shareholders	(4,949)	(3,600)	(1,470)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.04)	(0.03)	(0.01)
Diluted	(0.04)	(0.03)	(0.01)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.08)	(0.06)	(0.02)
Diluted	(0.08)	(0.06)	(0.02)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	120,639,142	121,738,551	125,181,769
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	120,639,142	121,738,551	125,181,769
* Share-based compensation charges included are as follow:
Selling and marketing	—	—	297
General and administrative	277	280	696

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012
Net loss	(5,041)	(3,470)	(519)
Other comprehensive income (loss)	3,026	739	(2,255)

Comprehensive loss	(2,015)	(2,731)	(2,774)
Less: comprehensive income attributable to the noncontrolling interest	62	123	968

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(2,077)	(2,854)	(3,742)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET (LOSS) INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012
Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(4,949)	(3,600)	(1,470)
Amortization of acquired intangible assets	197	195	816
Share-based compensation	277	280	993

Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(4,475)	(3,125)	339

Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.04)	(0.03)	0.00
Diluted	(0.04)	(0.03)	0.00
Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.07)	(0.05)	0.01
Diluted	(0.07)	(0.05)	0.01
Shares used in computing adjusted basic net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	120,639,142	121,738,551	125,181,769
Shares used in computing adjusted diluted net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	120,639,142	121,738,551	125,181,769

Note: 1) The Non-GAAP adjusted net (loss) income per share and per ADS are computed using Non-GAAP adjusted net (loss) income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012
Operating expenses (GAAP)	10,250	9,100	9,218
Amortization of acquired intangible assets	197	195	816
Share-based compensation	277	280	993

Adjusted operating expenses (non-GAAP)	9,776	8,625	7,409

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	15.4%	13.6%	11.1%

AirMedia Group Inc.

RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED LOSS FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012
Loss from operations	(6,952)	(5,607)	(2,466)
Amortization of acquired intangible assets	197	195	816
Share-based compensation	277	280	993

Adjusted loss from operations (non-GAAP)	(6,478)	(5,132)	(657)

Adjusted operating margin (non-GAAP)	-10.2%	-8.1%	-1.0%